NO ACT

PE 12-14-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09013121

December 23, 2009

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12-23-2009

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 14, 2009

Dear Ms. Weber:

This is in response to your letter dated December 14, 2009 concerning the shareholder proposal submitted to Verizon by the Communications Workers of America General Fund. We also have received a letter from the proponent dated December 18, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Tony Daley
Research Economist
Communications Workers of America
AFL-CIO, CLC
501 Third Street, N.W.
Washington, DC 20001-2797

December 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 14, 2009

The proposal relates to executive compensation.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Verizon's request, documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Communications Workers of America AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100 Fax: 202/434-1279

December 18, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of Verizon for a No-Action Letter With Respect to the Shareholder Proposal of the Communications Workers of America General Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to a letter from Verizon Communications Inc. ("Verizon"), dated December 14, 2009, which seeks a no-action letter with respect to its "intent to omit" the shareholder proposal of the Communications Workers of America General Fund "from its 2010 proxy materials. In accord with Staff Legal Bulletin 14D (November 7, 2008), this letter is being submitted by e-mail to shareholderproposals@sec.gov, and by overnight mail, with a copy to Verizon by overnight mail.

Verizon contends that the proposal may be omitted on the basis of Rule 14a-8(f) and Rule 14a-8(i)(3). We submit that Verizon should withdraw its letter because it would be unjust and inequitable to apply Rule 14a-8(f)in this case, and because there is no merit to the claims asserted under Rule 14a-8(i)(3).

II. It Would Be Unjust and Inequitable to Omit the Proposal on the Basis of Rule 14a-8(f)

The enclosed letter from SunTrust Bank states that the Communications Workers of America General Fund has continuously held "in excess of $2,000 worth of shares in Verizon" (and its predecessors) for more than a quarter of a century! Yet, Verizon is asserting that it may rely on Rule 14a-8(f) to omit the Fund's shareholder proposal, because documentation of such ownership was not provided in full within the time prescribed by the rule.

The Proposal was submitted to Verizon on November 20, 2009. As the enclosed letter from the SunTrust Bank reflects, the proponent "specifically requested that the record holder verify ownership from November 1, 2008 through the . . . date" of the request, which was November 23, 2009.

Instead of verifying continuous ownership as requested for the entire period, an employee of the SunTrust Bank sent "a letter verifying ownership from one year prior to the date of your e-mail request." The result of this Bank error was a failure to document ownership for the first three days of the prescribed ownership period.

Verizon claims that "the defect in the Response letter is analogous" to an example that is set forth in Section C of SLB No. 14. However, in the example, the shareholder proponent failed to verify ownership on the date that the proposal was submitted. By comparison, the defect here is de minimis, because the initial verification demonstrates eligibility both at the time of submission, and for the previous 362 days.

In addition, the enclosed letter from the SunTrust Bank makes clear that the defect is the result of an "error" by an employee of the SunTrust Bank. The Bank has now made clear that the Fund has "continuously held" the required amount of stock in Verizon and its predecessors for more than twenty-five years, and therefore, that it was in fact eligible to submit its proposal under the Commission's rules.

Verizon also asserts that Rule 14a-8(f) "does not require a second notification" of the need for verification, and adds that "any further verification . . . would be untimely . . . ." However, there would be no prejudice to Verizon if it were required to accept the verification of ownership that is contained in the enclosed letter, when this letter is being sent less than ten days after the date that the initial verification was due.

Under these circumstances, we submit that it would be unjust and inequitable to deprive the Fund of its right to submit a shareholder proposal on the basis of Rule 14a-8(f). It is evident that the Fund was in fact eligible to submit the shareholder proposal, because it has continuously held the required amount of stock for more than a quarter of a century. In addition, it is evident that an employee of the SunTrust Bank made an easily correctable error in responding to the request for verification of ownership, which has now been corrected.

We also submit that Verizon should withdraw its claim on the basis of Rule 14a-8(f), and hereby request that it do so. In our view, the Staff should not be asked to condone an unjust and inequitable application of Rule 14a-8(f). In addition, because it is now clear that the officers of Delaware corporations owe fiduciary duties of care and loyalty to shareholders that are the same as those of directors, it may constitute a breach of fiduciary duty for Verizon to omit the proposal on the basis of Rule 14a-8(f). See Gantler v. Stephens, 965 A.2d 695 (2009).

III. There Is No Merit to the Claims Asserted under Rule 14a-8(i)(3)

The proposal asks the Verizon Board of Directors to "take the steps necessary to assure that Verizon may reduce or "clawback" future payments of long term incentive compensation to senior executives by up to 100%, if Verizon shareholders have received stock in another company in connection with a spin-off or divestiture of Verizon assets, and that stock has lost all,

or a substantial amount of its initial value, within five years of receipt." In concept, it is analogous to the clawback provision in the Sarbanes-Oxley Act, 15 U.S.C. 7243, which requires that the CEO and CFO of an issuer shall reimburse the company for all incentive-based compensation that may have been earned during the 12-month period following an accounting restatement. Earlier this year, the Commission used this provision to seek the return of $4 million in bonuses and stock sale profits from the former CEO of CSK Auto Corp.

We submit that there is no merit to Verizon's claim that the proposal is "inherently vague or indefinite." Instead, we believe that any reasonable person is capable of understanding what is proposed.

Verizon contends (pp. 6-8) that the proposal does not provide sufficient "guidance on how the Proposal would be implemented." However, it would be inappropriate for a five hundred word shareholder proposal to attempt to micro-manage how a clawback provision should be defined and implemented. That is why the proposal gives the Board of Directors the discretion to "take the steps" that may be "necessary," in the exercise of the director's judgment and discretion, to implement the proposal.

In this context, the discussion of executive compensation in Verizon's 2009 proxy statement covers nearly 20 pages of small print. In addition, it appears that the "steps necessary to assure that Verizon may reduce or 'clawback' future payments of long-term incentive compensation to senior executives" could include both a re-evaluation of some or all of the company's policies with respect to incentive compensation, and the negotiation of future employment agreements in a manner that would permit the intent of the proposal to be implemented.

Nor is there any merit in Verizon's claim (p. 8) that the proposal is "false and misleading," on the theory that there is no possible "basis to assert that there is any correlation between the actions of Verizon's management and a shareholder's positive or negative return from holding the stock of an unaffiliated company over a five year period."
Contrary to the claim that "there is no basis to draw any [such] correlation," there are a number of potential factors on which a correlation might be based. For example, how much of Verizon's debt was divested along with telecommunications assets, and was it foreseeable that the acquiring company would not have enough revenue to service the debt? To what extent was it foreseeable that the divested operations would require capital investments to maintain and improve the operations involved? Was it foreseeable that the acquiring company did not have a sustainable business model? What impact did the divestiture have on an executive's ability to meet the performance metrics that would determine the amount of his or her long term incentive compensation? And to what extent were Verizon shareholders harmed when the stock that they received in return for Verizon assets lost all, or a substantial part, of its initial value?

These questions illustrate some of the factors, which could be used in determining that the senior executives of Verizon might, depending on the facts and circumstances involved, bear some degree of responsibility for the financial results and stock performance of other companies that acquire assets from Verizon in return for stock that is distributed to Verizon shareholders. We

submit that, if such a correlation could be drawn in the future, and it the Verizon Board has implemented the intent of the proposal, it could be appropriate for Verizon to reduce or "clawback" future payments of long term incentive pay to its senior executives by up to 100%, just as the Sarbanes-Oxley law requires a reduction or clawback of incentive pay in the event of an accounting restatement.

Conclusion

For the reasons set forth above, the Fund respectfully maintains that the request for a no-action letter should be denied.

Sincerely,

Tony Daley
Research Economist

Enclosure

cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.

SUNTRUST

Leslie S. Christensen
First Vice President

SunTrust Bank
1445 New York Avenue, N.W.
Washington, D.C. 20005
Tel 202.879.6322

December 15, 2009

Mr. Tony Daley
Communications Workers of America
501 Third Street, N.W.
Washington, D.C. 20001-2797
FAX: 202-434-1201

RE: CWA General Fund – Verizon Common Stock

Dear Mr. Daley:

On November 23, 2009 you requested a verification of ownership for the CWA General Fund holdings of Verizon Communications common stock from Marco Consulting Group. You specifically requested that the record holder verify ownership from November 1, 2008 through the present date. Instead, we sent you a letter verifying ownership from one year prior to the date of your e-mail request.

We apologize for this error in responding to your request. In fact, the CWA General Fund has held in excess of $2,000 worth of shares in Verizon from February 15, 1984 to the present.

If you have questions, please do not hesitate to call me at 202-879-6322.

Sincerely,

Leslie S. Christensen

Leslie S. Christensen

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 14, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Shareholder Proposal of Communications Workers of
America General Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the Communications Workers of America General Fund (the "Proponent") for inclusion in the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2010 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2010 proxy materials.

I. Introduction.

Verizon received the Proposal by facsimile transmission on November 20, 2009. The Proposal states:

Resolved, the shareholders request that the Board of Directors take the steps necessary to assure that Verizon may reduce or "clawback" future payments of long-term incentive compensation to senior executives by up to 100%, if Verizon shareholders have received stock in another company in connection with a spin-off or

divestiture of Verizon assets, and that stock has lost all, or a substantial amount of its initial value, within five years of receipt.

Verizon believes that the Proposal may be properly omitted from its 2010 proxy materials (1) under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b); and (2) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2010 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May be Excluded from the 2010 Proxy Materials Pursuant to Rule 14a-8(f) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Proponent submitted the Proposal to Verizon by facsimile transmission on November 20, 2009. The submission did not include documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1). After determining that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on November 24, 2009 Verizon sent a letter to the Proponent via Federal Express (the "Notification Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of Verizon stock continuously for at least one year prior to the date of submission of the Proposal. The Notification Letter also advised the Proponent that such written statement had to be submitted to Verizon within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14") relating to eligibility and procedural issues, the Notification Letter included a copy of Rule 14a-8.

Verizon received confirmation from Federal Express that the Notification Letter was delivered to the Proponent's place of business on November 25, 2009. A copy of the Notification Letter is attached as Exhibit B to this letter.

On December 3, 2009, the Proponent sent to Verizon a letter dated November 24, 2009 (the "Response Letter") from SunTrust Bank ("SunTrust"), stating that, as of the close of business on November 23, 2009, SunTrust held 182 shares of Verizon common stock as custodian for the Proponent. The Response Letter further states: "The Fund has held in excess of $2,000 worth of shares in [Verizon] continuously since November 23, 2008." A copy of the Response Letter is attached as Exhibit C to this letter.

Although the Response Letter was timely sent to Verizon, it fails to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's *continuous* ownership of at least $2,000 of Verizon shares from November 20, 2008 (one year prior to the date of the submission) through November 20, 2009 (the date of the submission). The Response Letter verifies the Proponent's continuous ownership of Verizon shares from November 23, 2008 through November 23, 2009, but does not verify ownership for the three-day period from November 20, 2008 to November 23, 2008.

In Section C.1.c. (3) of SLB No. 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The defect in the Response Letter is analogous to the defect described in the example above. The Response Letter fails to demonstrate continuous ownership for a period of one year as of the time the Proponent submitted the proposal.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *General Motors Corporation* (April 5, 2007) (account summary insufficient verification of continuous ownership); *Yahoo! Inc.* (March 29, 2007) (broker's letter did not specifically verify continuous ownership); *The*

Home Depot, Inc. (February 5, 2007) (broker's letter verifying ownership "for the past year" was insufficient to provide proof of ownership for requisite period); *General Electric Company* (January 16, 2007) (brokerage statement insufficient); and *International Business Machines Corporation* (November 16, 2006) (broker's letter dated before date of submission did not verify continuous ownership for requisite period).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Verizon believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by Verizon.

B. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Vague and Indefinite and, thus, Materially False and Misleading in Violation of Rule 14a-9.

1. *The Proposal is Impermissibly Vague and Indefinite Because It Is Subject to Differing Interpretations.*

Verizon believes that the Proposal may be properly excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals contained ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example:

- *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the Board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long

term incentive compensation failed to define critical terms and was internally inconsistent);

- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);

- *General Electric Company* (February 5, 2003) (proposal urging the Board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented);

- *General Electric Company* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal);

- *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued);

- *PepsiCo, Inc.* (February 18, 2003) (excluding the same proposal as Eastman Kodak cited above on substantially similar arguments);

- *Woodward Governor Co.* (November 26, 2003) (proposal sought to implement "a policy for compensation for the executives ... based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation);

- *International Machines Business Corporation* (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); and

- *Pfizer Inc.* (February 18, 2003) (proposal that board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision "to limit extraordinary gains" was impermissibly vague and indefinite).

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. See, e.g., *Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy...after losing a considerable amount of money," because vague terms such as "considerable amount of money" were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) ("meaning and application of terms and conditions ...in proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In *Fuqua Industries, Inc.*, the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc., supra.*

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it fails to define key terms or otherwise provide guidance on how the Proposal would be implemented if adopted by Verizon's Board of Directors. The Proposal requests that the Board take steps to reduce or recapture "future payments of long-term incentive compensation" to senior executives if the stock of another company all or some of whose assets previously were owned by Verizon loses all, or a "substantial amount" of its "initial value" within a period of five years. The ambiguities and uncertainties presented by the Proposal include the following:

- <u>It is impossible to determine with any certainty *whose* compensation would be subject to recapture</u>. According to the resolution contained in the Proposal, the recapture would apply to all senior executives, but according to the supporting statement it would apply only to senior executives who "oversee" a spinoff or divestiture of Verizon assets. The supporting statement does not provide any guidance as to how much involvement or responsibility with respect to a matter constitutes "oversight" of the matter for purposes of the recapture policy.

- <u>It is impossible to determine with any certainty *what* compensation could be subject to recapture.</u> According to the resolution contained in the Proposal, the recapture policy would apply to "future payments of long-term compensation." It would be reasonable to assume that the policy is intended to apply to the pay-out of any equity awards that were previously granted. This interpretation is supported by the description of the recapture policy contained in the first paragraph of the supporting statement. However, the description of the policy contained in the seventh paragraph of the supporting statement indicates that the policy would only apply to future awards. The internal inconsistency in the

description of the recapture policy in the resolution and the supporting statement makes it impossible to determine with any certainty what compensation could be subject to recapture.

- It is impossible to determine with any certainty what events would trigger a recapture of compensation. The resolution contained in the Proposal provides that the recapture of compensation would be triggered if "Verizon shareholders have received stock in another company in connection with a spin-off or divestiture of Verizon assets, and that stock has lost all, or a substantial amount of its initial value, within five years of receipt." The resolution fails to define critical components of this triggering event, including what constitutes a "substantial amount" and the "initial value" of a company's stock, and the supporting statement increases the uncertainty surrounding the determination because it contains different triggering events from the resolution.

    - What constitutes a "substantial amount" of value is subject to dramatically different interpretations depending on the stockholder and the stockholder's investment goals. A "substantial amount" of value for an investor seeking share price growth might be 30%, or 50% or 75% of the company's share price, depending on the investor. For an investor interested in receiving dividend income, the loss of a "substantial amount" of value may have more to do with a change in dividends paid by the company, with a similarly wide range of impacts being considered "substantial."

    - It is not possible from the resolution or the supporting statement to determine how the "initial value" of the stock is to be measured since the Proposal does not specify a valuation methodology. The "initial value" of stock to an investor could be based on the trading price of the stock on a stock exchange or on a percentage of an alternative valuation of the company, such as a discounted cash flow valuation. In addition, as described above, the "initial value" of a share of stock to an investor will depend on the investment goals of that investor, including whether the investor seeks growth or income from his or her investments. If the intent of the Proposal is that the initial value of the stock be based on a market price of the stock, it is not clear what market price should be used to determine the "initial value." Reasonable arguments could be made that the initial value should be based on (i) the opening price of the stock on the first day of trading, (ii) the closing price of the stock on the first day of trading, (iii) the average of the high and low prices on the first day of trading, or (iv) the average of the closing or high and low prices of the stock over the first one, two or more weeks of trading.

    - The supporting statement fails to provide any clarification as to when the policy would be applied and, in fact, adds to the confusion by describing

two additional highly subjective and vague triggering events: (1) the recapture of compensation would be triggered if the other company "does not have a sustainable business model, as evidenced by its stock performance during the following five year period" and (2) the "performance metrics governing such a 'clawback' should also give some weight to the ability of that company to invest in the maintenance and improvement of customer services." As a result, the inconsistency between the triggering event described in the resolution and those described in the supporting statement makes it impossible to determine with any certainty how the requested policy should be implemented. Moreover, the terms "sustainable business model," "stock performance," "performance metrics governing such a 'clawback'," and "ability of that company to invest in the maintenance and improvement of customer services" are vague and indefinite and thus, materially false and misleading.

2. *The Proposal is Impermissibly False and Misleading in Violation of Rule 14a-9 Because It Falsely Implies that Verizon's Management Is Responsible For Financial Results or Stock Performance of Unrelated Entities.*

Finally, the Proposal is impermissibly false and misleading because it falsely implies that there is a direct correlation between the actions of Verizon's management and either (i) the relative success or failure of a separate, completely unaffiliated business over a five-year period or (ii) the positive or negative return that a shareholder of an unaffiliated business may realize over a five-year period.

In its supporting statement, the Proponent identifies certain companies that were associated with spin-offs of Verizon assets and falsely implies that Verizon management's actions in some way contributed to the poor operating results of the companies over time after completion of the spin-off. There is no basis to draw any correlation between the actions of Verizon's management and the success or failure of the entities identified by the Proponent. Each of the companies had its own independent management responsible for operational decisions that must be made on a daily basis to operate a company, each of the companies had its own board of directors charged with the responsibility of overseeing the strategic direction and monitoring the performance of management and each of the companies faced a different and changing competitive and economic environment as it operated. There is no correlation between Verizon management's actions and the ultimate results of operation or stock market performance of those companies.

Similarly, there is no basis to assert that there is any correlation between the actions of Verizon's management and a shareholder's positive or negative return from holding the stock of an unaffiliated company over a five year period. One of the most significant determinants of the return a shareholder receives from owning stock is the time that the shareholder decides to sell the stock. Shareholders make investment

decisions – in this case, whether to hold or dispose of an investment – for a wide variety of reasons, including personal cash flow needs, asset allocation targets and perceived value of maintaining the investment when compared to returns on other investments. It is difficult to imagine how any of these considerations could have included any consideration of the actions of Verizon management.

As a result of the deficiencies described above, neither the shareholders voting on the proposal, nor the Board of Directors in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

III. Conclusion.

Verizon believes that the Proposal may be omitted in its entirety from its 2010 proxy materials (1) under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b); and (2) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2010 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (202) 434-1201.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Tony Daley
Research Analyst
Communications Workers of America

EXHIBIT "A"

FAX TRANSMISSION

COMMUNICATIONS WORKERS OF AMERICA
501 3rd Street, NW
Washington, DC 20001
(202) 434-9515
Fax: (202) 434-1201

To: Marianne Drost

Date: 11/20/07

Fax#: 908-766-3813

Pages: 4, including this cover sheet

From: Tony Daley
Research Economist

Subject: Shareholder Proposal - CWA General Fund

COMMENTS:

Communications
Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100

VIA Fax & Overnight Mail

November 20, 2009

Ms. Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas, Room 3877
New York, NY 10036

Dear Ms. Drost:

Re: Submission of Shareholder Proposal

On behalf of the Communications Workers of America General Fund ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Verizon Communications, Inc. ("Verizon") proxy statement to be circulated to Corporation shareholders in conjunction with the next annual meeting of shareholders in 2010. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial holder of Verizon common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission.

The Fund intends to continue to own Verizon common stock through the date of Verizon's 2010 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley, CWA Research Department, at 202-434-9515.

Sincerely,

George Kohl

George Kohl
Senior Director

Enclosure

Shareholder Proposal

Resolved, the shareholders request that the Board of Directors take the steps necessary to assure that Verizon may reduce or "clawback" future payments of long-term incentive compensation to senior executives by up to 100%, if Verizon shareholders have received stock in another company in connection with a spin-off or divestiture of Verizon assets, and that stock has lost all, or a substantial amount of its initial value, within five years of receipt.

Supporting Statement

We believe that Verizon senior executives should be required to forfeit all or part of their long-term incentive compensation if they oversee a spinoff or divestiture of Verizon assets, and Verizon shareholders receive stock of another company in connection with the transaction that becomes worthless, or loses a substantial part of its initial value, within a period of five years.

Recent experience demonstrates that this type of transaction is one that poses a high degree of risk for Verizon shareholders.

According to a Wall Street Journal report (August 11, 2009), "three of Verizon's most significant divestitures are either in bankruptcy or near it." It added that "these companies have lost upward of $13 billion in value."

In March of 2008, Verizon shareholders received nearly 60% of the stock of FairPoint Communications, as part of a divestiture of land-line operations in Vermont, New Hampshire and Maine. The stock was initially worth about $9 a share, but Fairpoint filed for bankruptcy in October of 2009. The stock has lost nearly 100% of its value, closing at just .067 cents per share on November 13, 2009.

Similarly, in 2006, Verizon spun off its yellow pages business to Verizon shareholders as Idearc. Idearc was initially worth about $28 per share, but Idearc filed for bankruptcy in March of 2009. This stock has also has lost nearly 100% of its value, closing at just 16 cents per share on November 13, 2009.

Now Verizon is proposing spin-off or divest land-line operations in 14 states to a subsidiary that will be merged with Frontier Communications. Verizon shareholders may receive nearly 70% of the stock in the merged company.

Under these circumstances, we believe that the Board should take the steps necessary to assure that Verizon may reduce or "clawback" future awards of incentive compensation to senior executives by up to 100% if they oversee a spinoff or divestiture that gives Verizon shareholders stock in another company in return for Verizon assets, and that company does not have a sustainable business model, as evidenced by its stock performance during the following five year period.

In addition, in view of the social and economic importance of telephone services, we believe that performance metrics governing such a "clawback" should also give some weight to the ability of that company to invest in the maintenance and improvement of customer services.

In our view, Verizon is likely to suffer significant harm to is brand name and reputation if, in the words of the *Wall Street Journal* report, it continues "to leave a string of busted companies in its wake."

EXHIBIT "B"

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way
VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

November 24, 2009

Via Federal Express

Tony Daley
Communication Workers of America
Research Department
501 Third Street, N.W.
Washington, D.C. 20001

Dear Mr. Daley:

I am writing to acknowledge receipt on November 20, 2009, of the shareholder proposal submitted by the Communication Workers of America General Fund (the "Fund") for inclusion in Verizon Communications Inc.'s proxy statement for the 2010 annual meeting of shareholders. Under the Securities and Exchange Commission's (the "SEC") proxy rules, in order to be eligible to submit a proposal for the 2010 annual meeting, the proponent must have continuously held at least $2,000, or 1%, in market value of Verizon's common stock for a period of at least one year as of time that the proponent submits the proposal. In addition, the proponent must continue to hold at least this amount of the stock through the date of the annual meeting. I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

Our records indicate that the Fund is not a registered holder of Verizon common stock. Please provide a written statement from the record holder of the Fund's shares verifying that, at the time the Fund submitted the proposal, it had beneficially held the requisite number of shares of Verizon common stock continuously for at least a one year period and that it continues to hold such shares. The SEC rules require that this documentation be postmarked or transmitted electronically to us no later than 14 days from the day you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2010 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,

Mary Louise Weber

Mary Louise Weber

Attachment

Cc: William Horton

EXHIBIT "C"

**Communications
Workers of America**
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100

December 3, 2009

Ms. Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas, Room 3877
New York, NY 10036

RE: Proof of ownership of Verizon Common Stock for CWA General Fund

Dear Ms. Drost:

Please find enclosed a letter from SunTrust Bank, Record Holder of Verizon shares and Custodian for the CWA General Fund, which verifies that that the General Fund held sufficient shares for the requisite time period to be able to file a shareholder resolution.

If you have any questions, please do not hesitate to call me at 202-434-9515, or you can send me an e-mail at tdaley@cwa-union.org.

Sincerely,

Tony Daley
Research Economist

Enclosure

SunTrust

Leslie S. Christensen
First Vice President

SunTrust Bank
1445 New York Avenue, N.W.
Washington, D.C. 20005
Tel 202.879.6322

November 24, 2009

Ms. Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas, Room 3877
New York, NY 10036

RE: Communications Workers of America General Fund

Dear Ms. Drost:

As custodian of the Communications Workers of America General Fund (Fund), we are writing to state that as of the close of business on November 23, 2009 the Fund held 182 shares of Verizon Communications, Inc. ("Company") stock in their account at SunTrust Bank, registered in our nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 23, 2008.

Sincerely,

Leslie S Christensen

Leslie S. Christensen